Kayne Anderson Energy Total Return Fund, Inc.

717 Texas Avenue, Suite 3100

Houston, Texas 77002

(713) 493-2020

September 10, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Energy Total Return Fund, Inc.

Registration Statement on Form N-2

Post-Effective Amendment No. 2

(File Nos. 333-172410 and 811-21750)

Dear Mr. Bartz:

Kayne Anderson Energy Total Return Fund, Inc. (the “Fund”) hereby requests that the effective date of the above-referenced Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 be accelerated so that it may become effective by 1:00 p.m., Washington, D.C. time, on Tuesday, September 11, 2012, or as soon thereafter as practicable.

The Fund acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Mr. Edward P. Bartz

September 10, 2012

Very truly yours, Kayne Anderson Energy Total Return Fund, Inc.

By:	/s/ TERRY A. HART
Terry A. Hart Chief Financial Officer

cc:	Kevin S. McCarthy, Kayne Anderson Energy Total Return Fund, Inc.

David J. Shladovsky, Esq., Kayne Anderson Energy Total Return Fund, Inc.

David A. Hearth, Esq.

John F. Della Grotta, Esq.